Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc. Ratio of Earnings to Combined Fixed Charges

(in thousands, except ratios)

	For the year ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges
Interest-Expensed	$30,149	$15,123	$3,727	$7,753	$15,416
Interest-Expensed Convert	$14,011	$8,493	$—	$—	$—
Interest-Capitalized	$2,900	$8,795	$566	$597	$680
Interest-Capitalized TALF	$—	$—	$—	$—	$—
Preferred Dividends	$11,884	$7,440	$7,440	$3,079	$—
Total Fixed Charges	$58,945	$39,857	$11,733	$11,428	$16,095
Earnings
Net Income	$91,372	$75,300	$45,045	$37,102	$25,883
Less: Equity Investments Income	$(3,464)	$157	—	—	—
Adjusted Net Income	$87,908	$75,457	$45,045	$37,102	$25,883
Add Back:
Fixed Charges	$58,945	$39,857	$11,733	$11,428	$16,095
Amortization of Capitalized Interest	$4,700	$2,918	$866	$1,962	$1,455
Less:
Interest Capitalized	$(2,900)	$(8,795)	$(566)	$(597)	$(680)
Total Earnings	$148,653	$109,437	$57,078	$49,896	$42,753
Ratio of Earnings to Fixed Charges	2.91x	3.15x	11.56x	5.61x	2.66x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.52x	2.75x	4.86x	4.37x	2.66x

Apollo Residential Mortgage, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)	For the Year Ended December 31,
	2015		2014
Fixed Charges:
Interest expense on repurchase agreement borrowings	$30,984		$28,746
Expenses capitalized as deferred financing costs in the period, net of amortization	43		29
Interest expense on securitized debt	1,374		1,640
Preferred stock dividends	13,800		13,800

	$46,201		$44,215

Net income/(loss) (from continuing operations)	$(11,595	)(1)	$96,055	(2)
Fixed charges	46,201		44,215

Earnings as adjusted	$34,606		$140,270

Ratio of earnings to combined fixed charges and preferred stock dividends (3)	0.75	x	3.17	x

(1)	Includes realized gain on sales of residential mortgage-backed securities, net of $16,998, realized gain on sales of other investment securities of $102 and other than temporary impairments of $12,089. The deficiency in the earnings to fixed charges ratio was driven by $76,345 of net unrealized losses recognized in earnings, comprised of the following: (i) unrealized net loss on residential mortgage-backed securities of $64,027; (ii) unrealized net gain on securitized debt of $1,031; (ii) unrealized loss on securitized mortgage loans of $1,958; (iv) unrealized loss of $6,376 on other investment securities; and (v) unrealized loss on derivative instruments of $5,015.
(2)	Includes realized net loss on sale of residential mortgage-backed securities of $8,821 and other than temporary impairments of $14,891. In addition, includes unrealized net gain on residential mortgage-backed securities of $102,942; unrealized net loss on securitized debt of $124; unrealized gain on securitized mortgage loans of $4,813, unrealized loss of $9 on mortgage loans, unrealized loss of $96 on other investment securities and unrealized loss on derivative instruments of $39,379.
(3)	For the year ended December 31, 2015, earnings, as adjusted, were not sufficient to cover fixed charges and preferred dividends, reflecting a deficiency of $11,595. This deficiency was driven by net unrealized losses, as discussed in note (1) above.